Exhibit 99.1

ASM International N.V.

ASM INTERNATIONAL N.V. REPORT

FOURTH QUARTER 2011 AND FULL YEAR 2011 OPERATING RESULTS

ALMERE, The Netherlands—March 6, 2012—ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today its fourth quarter 2011 and full year 2011 (unaudited) operating results in accordance with US GAAP.

Highlights

•

Net sales for the fourth quarter 2011 were EUR 352 million, a decrease of 6% quarter-to-quarter and on the same level year-on-year. Excluding the acquired SEAS business, net sales decreased 3% quarter-to-quarter. Net sales of our Front-end segment increased 10% quarter-to-quarter while comparable Back-end sales decreased by 11%.

•

Result from operations for Q4 2011 was EUR 27 million (including special items EUR 19 million). Result from operations in Q3 2011 was EUR 51 million (including special items EUR 149 million) while the fourth quarter of 2010 showed a profit of EUR 103 million.

•

The Front-end segment’s operating profit was EUR 9.5 million compared to EUR 13.5 million quarter-to-quarter. Q4 2010 showed an operating profit of EUR 12.5 million (including EUR 1.8 million restructuring charges);

•

The Back-end segment operating profit was EUR 17.7 million (including special items EUR 9.5 million) compared to EUR 37.8 million quarter-to-quarter (including special items EUR 135.7). The fourth quarter of 2010 showed an operating profit of EUR 90.0 million.

•

Fourth quarter 2011 net earnings were EUR 15 million compared to net earnings of EUR 81 million for the third quarter of 2011 (EUR 30 million excluding special items) and EUR 25 million for the fourth quarter of 2010. Net earnings of the fourth quarter last year included effects of the revaluation of the conversion option. Excluding this revaluation net earnings were EUR 46 million.

•

Book to bill in the fourth quarter was 0.8. For the Front-end the book to bill was 0.9 and for the Back-end segment 0.7. The Backlog decreased from Euro 397 million at the end of the third quarter to EUR 331 million at the end of the fourth quarter.

Comment

Commenting on the results, Chuck del Prado, President and Chief Executive Officer of ASM International, said: “2011 was an important year for ASMI. In the Front-end segment we made strong inroads especially with our (PE) ALD technology, leading amongst others to an overall sales increase of 55% year on year. In Front-end both sales and operating profit reached record levels in 2011. In the Back-end segment we successfully integrated the AS business which we acquired from Siemens. In the second half of the year we especially saw in the Back-end segment a worsening of the business climate. Despite this we view that our company is well positioned for any upturn in the market. We will start a share buy-back program (up to 2 million common shares) to cover our outstanding personnel options and we will propose to the forthcoming AGM to increase the dividend from EUR 0.40 cent to EUR 0.50 cent per common share”.

Outlook

Overall for the current quarter we foresee in our Back-end segment an order intake improvement for assembly equipment (excl. AS-products) and lead frames, while for our Front-end segment a lower order intake is foreseen. Combined with present backlog levels, we expect that this will lead to lower sales for both Front-end and Back-end operations in the current quarter. Beyond Q1 we expect improvements in both Front-end and Back-end.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation to update or revise any forward-looking statements to reflect future developments or circumstances.

ASM International will host an investor conference call and web cast on Wednesday, March 7, 2012 at 15:00 Continental European Time (9:00 a.m.—US Eastern Time, 10:00 p.m. Hong Kong Time).

The teleconference dial-in numbers are as follows:

•	United States: +1 646 254 3388

•	International: + 44 (0)20 7136 2051

A simultaneous audio web cast will be accessible at www.asm.com.

The teleconference will be available for replay, beginning one hour after completion of the live broadcast, through April 5, 2012.

The replay dial-in numbers are:

•	United States: +1 347 366 9565

•	International: + 44 (0)20 7111 1244

•	Access Code: 9056394#

Investor Relations:	Media Contacts:
Erik Kamerbeek	Ian Bickerton
+31 88 100 8500	+31 20 6855 955
Erik.Kamerbeek@asm.com	+31 62501 8512

Mary Jo Dieckhaus
+1 212 986 2900
MaryJo.Dieckhaus@asm.com

ANNEX 1

OPERATING AND FINANCIAL REVIEW

The following table shows the operating performance for the fourth quarter of 2011 as compared to the third quarter of 2011 and the fourth quarter of 2010:

(EUR millions, except earnings per share)	Q4 2010	Q3 2011	Q4 2011	% Change Q3 2011 to Q4 2011	% Change Q4 2010 to Q4 2011
Net sales	352.2	376.1	352.0	(6)%	0%
Gross profit	161.3	130.7	106.1	(19)%	(34)%
Gross profit margin %	45.8%	34.7%	30.2%
Selling, general and administrative expenses	(34.6)	(44.8)	(43.6)	(3)%	26%
Research and development expenses	(22.3)	(34.6)	(35.3)	2%	59%
Net gain on bargain purchase SEAS	—	97.9	(0.1)	n/a	n/a
Restructuring expenses and impairment charges	(1.8)	—	(8.0)	n/a	n/a
Result from operations	102.5	149.2	19.0	(87)%	(81)%
Net earnings 1)	24.7	81.0	15.4	(81)%	(37)%
Net earnings per share, diluted in euro 1)	0.47	1.32	0.27	(80)%	(43)%
1)	allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the fourth quarter of 2011 as compared to the third quarter of 2011 and the fourth quarter of 2010:

(EUR millions, except earnings per share)	Q4 2010	Q3 2011	Q4 2011	% Change Q3 2011 to Q4 2011	% Change Q4 2010 to Q4 2011
Front-end	99.6	104.1	114.2	10%	15%
Back-end
-Excluding ASM AS (comparable)	252.7	150.7	133.4	(11)%	(47)%
-ASM AS	—	121.3	104.4	(14)%	n/a
Back-end total	252.7	272.1	237.8	(13)%	(6)%
ASMI consolidated	352.2	376.1	352.0	(6)%	0%

The fourth quarter 2011 sales increase in our Front-end segment, compared to the previous quarter, resulted especially from currency changes and final acceptances. The decrease of the Back-end sales came especially from lower LED and IC/Discrete equipment sales. Net sales of the newly acquired ASM AS business, the former Siemens business, decreased as a result of lower sales in Europe compared to the previous quarter.

The impact of currency changes quarter to quarter was an increase of 5%, and year-over-year, a decrease of 1%.

Gross Profit (Margin). The following table shows our gross profit and gross profit margin for our Front-end and Back-end performance for the fourth quarter of 2011 as compared to the third quarter of 2011 and the fourth quarter of 2010:

(EUR millions)	Gross profit Q4 2010	Gross profit Q3 2011	Gross profit Q4 2011	Gross profit margin Q4 2010	Gross profit margin Q3 2011	Gross profit margin Q4 2011	Increase or (decrease) percentage points Q3 2011 – Q4 2011	Increase or (decrease) percentage points Q3 2010 – Q4 2011
Front-end	40.6	40.6	38.8	40.7%	39.0%	33.9%	(5.0)	(6.8)
Back-end
-Comparable	120.7	49.5	41.4	47.8%	32.9%	31.0%	(1.9)	(16.8)
-ASM AS	—	40.6	26.0	—	33.5%	24.9%	(8.5)	n/a
Back-end total	120.7	90.1	67.4	47.8%	33.1%	28.3%	(4.8)	(19.4)
ASMI consolidated	161.3	130.7	106.1	45.8%	34.7%	30.2%	(4.6)	(15.6)

The gross profit margin of our Front-end segment in the fourth quarter decreased as compared to the previous quarter mainly due to the result of product mix (impact approximately 3%) and the sales of development tools to customers (impact approximately 2%). The comparable Back-end gross profit margin was especially impacted by the product mix and remained impacted by the increase in raw material prices for its lead frame business.

The impact of currency changes quarter to quarter was an increase of 5%, and no change year to year.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the fourth quarter of 2011 as compared to the third quarter of 2011 and the fourth quarter of 2010:

(EUR millions, except earnings per share)	Q4 2010	Q3 2011	Q4 2011	% Change Q3 2011 to Q4 2011	% Change Q4 2010 to Q4 2011
Front-end	15.1	14.8	14.8	(1)%	(3)%
Back-end
-Comparable	19.5	20.8	19.9	(4)%	2%
- ASM AS	—	9.1	8.9	(2)%	n/a
-Back-end total	19.5	30.0	28.8	(4)%	48%
ASMI consolidated	34.6	44.8	43.6	(3)%	26%
Total selling, general and administrative expenses as a percentage of net sales	10%	12%	12%

In the Front-end segment SG&A as a percentage of sales for the fourth quarter of 2011 was 13%, slightly lower than the 14% of the previous quarter. SG&A was 15% of net sales for the fourth quarter of 2010. In the Back-end segment on a comparable basis SG&A as a percentage of sales increased from 14%, in the third quarter of 2011, to 15% in the fourth quarter of 2011.

The impact of currency changes quarter-to-quarter was an increase of 4%, and year-to-year a decrease of 1%.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the fourth quarter of 2011 as compared to the third quarter of 2011 and the fourth quarter of 2010:

(EUR millions, except earnings per share)	Q4 2010	Q3 2011	Q4 2011	% Change Q3 2011 to Q4 2011	% Change Q4 2010 to Q4 2011
Front-end	11.2	12.2	14.5	18%	30%
Back-end
-Comparable	11.1	12.0	9.6	(20)%	(13)%
-ASM AS	—	10.3	11.2	9%	n/a
Back-end	11.1	22.3	20.9	(7)%	87%
ASMI consolidated	22.3	34.6	35.3	2%	59%
Total research and development expenses as a percentage of net sales	6%	9%	10%

R&D as a % of sales in the Front-end segment increased from 12% in Q3 to 13% in Q4. In the Back-end segment R& increased from 8% in Q3 to 9% in Q4.

The impact of currency changes quarter-to-quarter was an increase of 5%, and no change year-to-year.

Result from Operations. The following table shows results from operations for our Front-end and Back-end segments for the fourth quarter of 2011 as compared to the third quarter of 2011 and the fourth quarter of 2010:

(EUR millions, except earnings per share)	Q4 2010	Q3 2011	Q4 2011	Change Q3 2011 to Q4 2011	Change Q4 2010 to Q4 2011
Front-end
-Excluding restructuring	14.3	13.5	9.5	(4.0)	(4.7)
-restructuring	(1.8)	—	—	—	1.8
-Including restructuring	12.5	13.5	9.5	(4.0)	(2.9)
Back-end
-Comparable	90.0	16.8	11.8	(5.0)	(78.2)
-ASM AS	—	21.0	5.9	(15.1)	5.9
-Impairments	—	—	(8.0)	(8.0)	(8.0)
-Gain on bargain purchase SEAS	—	97.9	(0.1)	(98.0)	(0.1)
-Including ASM AS	90.0	135.7	9.5	(126.2)	(80.5)
ASMI consolidated	102.5	149.2	19.0	(130.2)	(83.4)
Total result from operations excluding impairments and restructuring as a percentage of net sales	30%	40%	5%

The impact of currency changes quarter to quarter was an increase of 7%, and year-to-year a decrease of 1%.

Net Earnings allocated to the shareholders of the parent. The following table shows net earnings for our Front-end and Back-end segments for the fourth quarter of 2011 as compared to the third quarter of 2011 and the fourth quarter of 2010:

(EUR millions, except earnings per share)	Q4 2010	Q3 2011	Q4 2011	Change Q3 2011 to Q4 2011	Change Q4 2010 to Q4 2011
Front-end
-Excluding special items	5.9	13.4	8.6	(4.8)	2.7
-restructuring	(1.8)	—	—	—	1.8
-Result on early extinguishment of debt	(0.5)	(0.8)	—	0.8	0.5
-Fair value changes conversion options	(21.7)	—	—	—	21.7
Special items	(24.0)	(0.8)	—	0.8	24.0
- Including special item	(18.1)	12.6	8.6	(4.0)	26.7
Back-end
-Excluding special items	42.7	17.1	11.1	(6.0)	(31.6)
-Impairments	—	—	(4.2)	(4.2)	(4.2)
-Gain on bargain purchase SEAS	—	51.3	—	(51.3)	—
Special items	—	51.3	(4.2)	(55.5)	(4.2)
-Including special items	42.7	68.4	6.8	(61.5)	(35.9)
Total net earnings allocated to the shareholders of the parent	24.7	81.0	15.4	(65.5)	(9.2)

On 7 January 2011, ASMPT acquired the entire equity interest of 13 direct and indirect subsidiaries of Siemens Aktiengesellschaft (“SEAS Entities”). ASMPT recognized a gain of EUR 98 million on the bargain purchase which is determined in the financial statements for the year ended 31 December 2011, representing the excess of the net fair value of the identifiable assets acquired and the liabilities assumed over the aggregate of the consideration transferred.

Net earnings for the Back-end segment reflect our 52.17% ownership of ASM Pacific Technology.

Full Year 2011

The following table shows the operating performance and the percentage change for the full year 2011 compared to the same period in 2010:

(EUR millions, except earnings per share)	Full year
	2010	2011	% Change
Net sales	1,222.9	1,634.3	34%
Gross profit	549.6	582.2	6%
Gross profit margin % (excluding purchase price allocation effects)	44.9%	35.6%
Selling, general and administrative expenses	(131.0)	(176.5)	35%
Research and development expenses	(78.8)	(129.4)	64%
Net gain on bargain purchase SEAS	—	97.8	n/a
Restructuring expenses and impairment charges	(11.2)	(8.0)	n/a
Earnings from operations	328.6	366.0	11%
Net earnings 1)	110.6	186.8	69%
Net earnings per share, diluted 1)	2.11	3.14	49%
New orders	1,518.1	1,369.5	(10)%
Backlog at end of period	499.8	330.6	(34)%
1)	allocated to the shareholders of the parent

Net Sales. The following table shows net sales of our Front-end and Back-end segments for the full year 2011 compared to the same period in 2010:

(EUR millions)	Full year
	2010	2011	% Change
Front-end	293.4	456.1	55%
Back-end
-Excluding ASM AS (comparable)	929.5	734.4	(21)%
-ASM AS	—	443.8	n/a
Back-end total	929.5	1,178.3	27%
ASMI consolidated	1,222.9	1,634.3	34%

The increase of net sales in the full year 2011 in our Front-end segment compared to the same period last year was driven by increased equipment and higher spares and service sales as a result of increased activity at our customers and new penetrations. In our Back-end segment record sales were realized due to the acquisition of SEAS.

The impact of currency changes year-over-year was a decrease of 5%.

Gross Profit Margin. The following table shows gross profit and gross profit margin for the Front-end and Back-end segments for the full year 2011 compared to the same period in 2010:

(EUR millions)	Full year
	Gross profit		Gross profit margin
	2010	2011	2010	2011	Increase or (decrease) percentage points
Front-end	114.6	172.3	39.1%	37.8%	(1.3)
Back-end
-Excluding ASM AS (comparable)	435.0	284.5	46.8%	38.7%	(8.1)
-ASM AS	—	125.3	n/a	28.2%	n/a
Back-end total	435.0	409.8	46.8%	34.8%	(12.0)
ASMI consolidated	549.6	582.2	44.9%	35.6%	(9.3)

The decrease of the gross margin in our Front-end segment compared to the same period last year is mainly attributable to the product mix differences which impacted especially the Q4 margin. The gross profit margin in the Back-end segment decreased due to mix differences between equipment and lead frame sales, the increase in raw material prices for its lead frame business, the acquisition of the AS business with its lower gross margin, and the lower trading in the course of 2011.

Business combination accounting rules require us to account for inventories assumed from our acquisitions at their fair values. The revaluation of the acquired inventories would have increased both cost of sales and the gain on bargain purchase for the first nine months of 2011 with EUR 11.5 million. The adjusted gross margin reflecting this revaluation for Back-end total would have been 33.9% instead of 34.8% and for ASMI consolidated 35.0% instead of 35.6%.

The impact of currency changes year to year was a decrease of 5%.

Selling, General and Administrative Expenses. The following table shows selling, general and administrative expenses for our Front-end and Back-end segments for the full year 2011 compared to the same period in 2010:

(EUR millions)	Full year
	2010	2011	% Change
Front-end	51.0	61.2	20%
Back-end
-Excluding ASM AS (comparable)	79.9	77.9	(3)%
-ASM AS	—	35.0	n/a
- Acquisition related transaction costs	—	2.4	n/a
Back-end total	79.9	115.3	44%
ASMI consolidated	131.0	176.5	35%

As a percentage of net sales, selling, general and administrative expenses were 11% in the full year of 2011, flat compared to the same period of 2010.

For the full year of 2011 selling, general and administrative expenses as a percentage of net sales of our Front-end segment, were reduced to 13% compared with 17% for the full year of 2010. On a comparable base- excluding the AS business- for the period under review the selling, general and administrative expenses in the Back-end segment as a percentage of net sales increased from 9% in 2010 to 11% in 2011.

The impact of currency changes year to year was a decrease of 4%.

Research and Development Expenses. The following table shows research and development expenses for our Front-end and Back-end segments for the full year 2011 compared to the same period in 2010:

(EUR millions)	Full year
	2010	2011	% Change
Front-end	36.5	48.5	33%
Back-end
-Excluding ASM AS (comparable)	42.3	43.3	3%
-ASM AS	—	37.5	n/a
Back-end total	42.3	80.9	91%
ASMI consolidated	78.8	129.4	64%

As a percentage of net sales, research and development expenses were 8% in the full year of 2011, an increase of 1%-point compared to the same period of 2010.

The impact of currency changes year to year was a decrease of 4%.

Earnings from Operations. The following table shows earnings from operations for our Front-end and Back-end segments for the full year 2011 compared to the same period in 2010:

(EUR millions)	Full year
	2010	2011	Change
Front-end
Excluding impairments and restructuring	27.1	62.6	35.5
- Restructuring	(11.2)	—	11.2
Including impairments and restructuring	15.9	62.6	46.7
Back-end
Comparable and excluding impairments and restructuring	312.8	163.3	(149.5)
-ASM AS	—	52.8	52.8
-Impairments	—	(8.0)	(8.0)
-Gain bargain purchase SEAS	—	97.7	97.7
-Acquisition related transaction cost	—	(2.4)	(2.4)
Back-end total	312.8	303.4	(9.3)
ASMI consolidated	328.6	366.0	37.4

The impact of currency changes year to year was a decrease of 6%.

Net Earnings allocated to the shareholders of the parent. The following table shows net earnings for our Front-end and Back-end segments for the full year, 2011 compared to the same period in 2010:

(EUR millions)			Full year
	2010	2011	Change
Front-end
-Excluding special items	(1.8)	49.7	51.6
-Restructuring charges	(11.2)	—	11.2
-Loss from early extinguishment of debt	(3.6)	(0.8)	2.8
-Fair value change conversion options	(19.0)	(4.4)	14.7
-Special items	(33.8)	(5.2)	28.6
-Including special items	(35.7)	44.5	80.2
Back-end
-Excluding special items	146.3	95.4	(50.9)
-Impairments	—	(4.2)	(4.2)
-Gain bargain purchase SEAS	—	51.0	51.0
-Special items	—	48.2	48.2
-Including special items	146.3	142.2	(4.1)
ASMI consolidated, total earnings 1)	110.6	186.8	76.1
1)	Allocated to the shareholders of the parent

On 7 January 2011, ASMPT acquired the entire equity interest of 13 direct and indirect subsidiaries of Siemens Aktiengesellschaft (“SEAS Entities”). ASMPT recognized a gain of EUR 98 million on the bargain purchase which is determined in the financial statements for the year ended 31 December 2011, representing the excess of the net fair value of the identifiable assets acquired and the liabilities assumed over the aggregate of the consideration transferred.

Business combination accounting rules require us to account for inventories assumed from our acquisitions at their fair values. The revaluation of the acquired inventories would have increased both cost of sales and the gain on bargain purchase for the full year of 2011 with EUR 11.5 million.

Net earnings for the Back-end segment reflect our 52.17% ownership of ASM Pacific Technology.

Bookings and backlog

The following table shows, for our Front-end and Back-end segments, the level of new orders for the fourth quarter of 2011 and the backlog at the end of the fourth quarter of 2011 as compared to the third quarter of 2011 and the fourth quarter of 2010:

(EUR millions, except earnings per share)	Q4 2010	Q3 2011	Q4 2011	% Change Q3 2011 to Q4 2011	% Change Q4 2010 to Q4 2011
Front-end
Backlog at the beginning of the quarter	139.4	121.7	116.2	(5)%	(17)%
- New orders for the quarter	120.2	93.2	100.3	8%	(17)%
- Net sales for the quarter	(99.5)	(104.1)	(114.2)	10%	15%
- FX-effect for the quarter	2.8	5.4	2.8	n/a	n/a
Backlog at the end of the quarter	162.9	116.2	105.1	(10)%	(35)%
Book-to-bill ratio (new orders divided by net sales)	1.2	0.9	0.9
Back-end
Backlog at the beginning of the quarter	447.8	314.6	280.4	(11)%	(37)%
- New orders for the quarter	134.1	219.4	172.9	(21)%	(29)%
- Net sales for the quarter	(252.7)	(272.1)	(237.8)	(13)%	(6)%
- FX-effect for the quarter	7.8	18.3	10.0	n/a	n/a
Backlog at the end of the quarter	336.9	280.4	225.5	(20)%	(33)%
Book-to-bill ratio (new orders divided by net sales)	0.5	0.8	0.7
ASMI consolidated
Backlog at the beginning of the quarter	587.2	436.3	396.5	(9)%	(32)%
- New orders for the quarter	254.3	312.6	273.2	(13)%	7%
- Net sales for the quarter	(352.2)	(376.1)	(352.0)	(6)%	0%
- FX-effect for the quarter	10.6	23.7	12.8	n/a	n/a
Backlog at the end of the quarter	499.8	396.5	330.6	(17)%	(34)%
Book-to-bill ratio (new orders divided by net sales)	0.7	0.8	0.8

Liquidity and capital resources

Net cash provided by operations was EUR 40 million for the fourth quarter of 2011, as compared to EUR 64 million for the third quarter of 2011. This decrease was mainly the result of lower results. For the fourth quarter of 2010 net cash provided by operations was EUR 73 million. For the full year 2011, EUR 217 million net cash was provided from operations compared to EUR 260 million for the same period previous year.

Net cash used in investing activities was EUR 23 million for the fourth quarter of 2011, as compared to EUR 22 million for the third quarter of 2011 and EUR 38 million for the fourth quarter of 2010. For the full year 2011, EUR 93 million cash was used for investing activities compared to EUR 101 million for the same period previous year.

Net cash provided by financing activities was EUR 22 million for the fourth quarter of 2011, as compared to net cash used in financing activities of EUR 53 million for the third quarter of 2011. For the fourth quarter of 2010 net cash used in financing activities of EUR 10 million were reported. For the full year 2011, EUR 45 million cash was used in financing activities compared to a use of EUR 123 million for the same period previous year.

Net working capital, consisting of accounts receivable, inventories, other current assets, accounts payable, accrued expenses, advance payments from customers and deferred revenue, decreased from EUR 429 million at September 30, 2011 to EUR 407 million at December 31, 2011.

The number of outstanding days of working capital, measured against quarterly sales, slightly increased from 105 days at September 30, 2011 to 106 days at December 31, 2011. For the same period, our Front-end segment decreased from 108 days to 100 days, mainly due to a higher activity level, our Back-end segment increased from 104 days to 109 days mainly due to an increase of the accounts receivable position and a stabilization of the inventory position resulting from a lower activity level.

Sources of liquidity. At December 31, 2011, the Company’s principal sources of liquidity consisted of EUR 410 million in cash and cash equivalents and EUR 249 million in undrawn bank lines. Approximately EUR 182 million of the cash and cash equivalents and EUR 92 million of the undrawn bank lines are restricted to use in the Company’s Back-end operations. EUR 20 million of the cash and cash equivalents and EUR 7 million in undrawn bank lines are restricted to use in the Company’s Front-end operations in Japan.

Historical development sales and net earnings in EUR millions

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS

(EUR thousands, except earnings per share data)	Three months ended December 31,			Full year
	2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net sales	352,232	351,950	1,222,900	1,634,334
Cost of sales	(190,975)	(245,810)	(673,322)	(1,052,179)
Gross profit	161,257	106,140	549,578	582,155

Operating expenses:
Selling, general and administrative	(34,640)	(43,577)	(130,953)	(176,454)
Research and development	(22,301)	(35,350)	(78,785)	(129,400)
Net gain (loss) on bargain purchase	—	(145)	—	97,750
Impairment of PPE	—	(8,038)	—	(8,038)
Restructuring expenses	(1,837)	0	(11,201)	(0)
Total operating expenses	(58,778)	(87,110)	(220,939)	(216,142)
Earnings from operations	102,478	19,030	328,640	366,014
Net interest expense	(3,564)	(2,274)	(14,457)	(10,595)
Loss from early extinguishment of debt	(473)	—	(3,609)	(824)
Accretion of interest convertible	(1,353)	(1,111)	(6,010)	(4,401)
Revaluation conversion option	(21,659)	—	(19,037)	(4,378)
Foreign currency exchange gains (losses)	987	5,227	(65)	7,040
Earnings before income taxes	76,416	20,872	285,462	352,855
Income tax income (expense)	(13,261)	790	(42,939)	(36,692)
Net earnings	63,155	21,662	242,523	316,164

Allocation of net earnings
Shareholders of the parent	24,656	15,444	110,639	186,770
Minority interest	38,499	6,218	131,884	129,394

Net earnings per share, allocated to the shareholders of the parent:
Basic net earnings	0.47	0.28	2.11	3.38
Diluted net earnings (1)	0.47	0.27	2.11	3.14

Weighted average number of shares used in computing per share amounts (in thousands):
Basic	52,848	55,375	52,435	55,210
Diluted (1)	54,212	56,299	62,316	65,189

(1)	The calculation of diluted net earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in earnings of the Company. Only instruments that have a dilutive effect on net earnings are included in the calculation. The assumed conversion results in adjustment in the weighted average number of common shares and net earnings due to the related impact on interest expense. The calculation is done for each reporting period individually. Both for the three months ended December 31, 2011 and for full year 2011, the effect of a potential conversion of convertible debt into 8,902,077 common shares was dilutive and adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period. The possible increase of common shares caused by employee stock options for the three months ended December 31, 2011 with 924,501 common shares and for full year 2011 with 1,077,267 common shares, adjustments have been reflected in the diluted weighted average number of shares and net earnings per share for this period.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED BALANCE SHEETS

(EUR thousands, except share data)	December 31,	December 31,
Assets	2010	2011
		(unaudited)
Cash and cash equivalents	340,294	410,250
Accounts receivable, net	271,271	330,891
Inventories, net	254,557	376,667
Income taxes receivable	57	907
Deferred tax assets	8,567	14,350
Other current assets	51,184	76,020
Total current assets	925,928	1,209,084
Debt issuance costs	5,564	4,389
Deferred tax assets	5,807	13,072
Other intangible assets	6,804	14,776
Goodwill, net	50,815	52,131
Investments	50	1,044
Other non current assets	8,221	6,695
Assets held for sale	6,347	6,862
Evaluation tools at customers	6,644	13,987
Property, plant and equipment, net	197,937	260,180
Total Assets	1,214,117	1,582,221

Liabilities and Shareholders’ Equity
Notes payable to banks	8,297	40,680
Accounts payable	170,553	157,549
Accrued expenses	93,035	166,441
Advance payments from customers	28,272	29,621
Deferred revenue	4,367	6,340
Income taxes payable	47,493	54,878
Deferred tax liability—current	1	3,513
Current portion of long-term debt	72,264	4,332
Total current liabilities	424,282	463,354

Pension liabilities	7,167	9,887
Deferred tax liabilities	321	868
Long-term debt	4,316	15,319
Convertible subordinated debt	130,804	135,078
Conversion option	—	—
Total Liabilities	566,890	624,507

Shareholders’ Equity:

Common shares
Authorized 110,000,000 shares, par value € 0.04, issued and outstanding 55,210,491 and 55,377,020 shares	2,117	2,215
Financing preferred shares, issued none	—	—
Preferred shares, issued and outstanding none	—	—
Capital in excess of par value	311,841	376,217
Retained earnings	131,741	301,515
Accumulated other comprehensive loss	(34,239)	(20,151)
Total Shareholders’ Equity	411,460	659,796

Non-controlling interest	235,767	297,918
Total Equity	647,227	957,714
Total Liabilities and Equity	1,214,117	1,582,221

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EUR thousands)	Three months ended December 31,			Full year
	2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Increase (decrease) in cash and cash equivalents:
Cash flows from operating activities:
Net earnings	63,156	21,662	242,523	316,164
Adjustments to reconcile net earnings to net cash from operating activities:
Depreciation of property, plant and equipment	8,230	9,914	30,630	39,985
Depreciation evaluation tools	613	778	2,477	2,518
Amortization of other intangible assets	689	2,136	2,735	4,471
Impairment of property, plant and equipment	-	8,038	-	8,038
Addition provision restructuring expenses	(480)	(0)	1,863	0
Amortization of debt issuance costs	300	374	1,952	2,477
Loss resulting from early extinguishment of debt	473	-	3,609	-
Compensation expense employee stock option plan	609	402	2,526	1,872
Compensation expense employee share incentive scheme ASMPT	2,756	1,128	11,375	11,580
Revaluation conversion option	21,659	-	19,037	4,378
Additional non-cash interest convertible	1,353	1,111	6,010	4,401
Net gain on bargain purchase	-	145	-	(97,750)
Income taxes	8,296	(17,853)	29,096	(6,893)
Deferred income taxes	3,798	(7,700)	4,092	(13,275)
Changes in other assets and liabilities:
Accounts receivable	(26,534)	5,385	(95,260)	35,619
Inventories	(27,356)	50,881	(77,236)	5,994
Other current assets	4,190	1,818	(31,478)	(22,860)
Accounts payable and accrued expenses	17,726	(27,818)	104,095	(65,237)
Advance payments from customers	(6,238)	(5,526)	9,646	(13,960)
Deferred revenue	16	(4,821)	1,100	1,546
Pension liabilities	527	1	390	673
Payments out of restructuring provision	(1,183)	(104)	(9,297)	(3,159)
Net cash provided by operating activities	72,600	39,952	259,884	216,581

Cash flows from investing activities:
Capital expenditures	(39,324)	(19,566)	(102,974)	(89,218)
Purchase of intangible assets	(302)	(6,309)	(624)	(7,051)
Acquisition of business	(0)	-	(0)	(994)
Proceeds from sale of property, plant and equipment	1,490	2,555	3,035	3,823
Net cash used in investing activities	(38,136)	(23,320)	(100,563)	(93,440)

Cash flows from financing activities:
Notes payable to banks, net	(1,522)	19,660	(10,817)	22,680
Cash from business combination	-	-	-	33,150
Net proceeds from long-term debt and subordinated debt	-	14,445	(704)	12,987
Repayments of long-term debt and subordinated debt	(10,447)	(11,929)	(57,290)	(16,590)
Proceeds from issuance of common shares	1,630	121	3,945	4,122
Dividend to minority shareholders ASMPT	-	-	(58,162)	(79,474)
Dividend to shareholders ASMI	-	(148)	-	(22,262)
Net cash provided (used) in financing activities	(10,339)	22,148	(123,027)	(45,388)
Exchange rate effects	3,561	841	10,096	(7,801)
Net increase (decrease) in cash and cash equivalents	27,686	39,621	46,391	69,954
Cash and cash equivalents at beginning of period	312,608	370,627	293,902	340,294
Cash and cash equivalents at end of period	340,294	410,250	340,294	410,250
Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest, net	3,822	2,213	14,786	10,742
Income taxes, net	1,167	24,762	9,751	43,212
Non cash investing and financing activities:
Subordinated debt converted	-	-	13,473	32,202
Subordinated debt converted into number of common shares	-	-	878,491	2,151,021

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION

The Company organizes its activities in two operating segments, Front-end and Back-end.

The Front-end segment manufactures and sells equipment used in wafer processing, encompassing the fabrication steps in which silicon wafers are layered with semiconductor devices. The segment is a product driven organizational unit comprised of manufacturing, service, and sales operations in Europe, the United States, Japan and Southeast Asia.

The Back-end segment manufactures and sells equipment and materials used in assembly and packaging, encompassing the processes in which silicon wafers are separated into individual circuits and subsequently assembled, packaged and tested. The segment is organized in ASM Pacific Technology Ltd., in which the Company holds a majority interest of 52.17% at December 31, 2011, whilst the remaining shares are listed on the Stock Exchange of Hong Kong. The segment's main operations are located in Hong Kong, Singapore, the People’s Republic of China and Malaysia.

(EUR thousands)	Three months ended December 31, 2010
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	99,570	252,661	352,232
Gross profit	40,560	120,697	161,257
Earnings from operations	12,496	89,982	102,478
Net interest income (expense)	(3,815)	251	(3,564)
Loss resulting from early extinguishment of debt	(473)	-	(473)
Accretion of interest convertible	(1,353)	-	(1,353)
Revaluation conversion option	(21,659)	-	(21,659)
Foreign currency exchange gains (losses)	1,285	(298)	987
Income tax expense	(4,537)	(8,724)	(13,261)

Net earnings (loss)	(18,056)	81,211	63,155
Net earnings allocated to:
Shareholders of the parent			24,656
Minority interest			38,499

Capital expenditures and purchase of intangible assets	7,675	31,952	39,626
Depreciation and amortization	3,577	5,955	9,532

	Three months ended December 31, 2011
	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	114,160	237,790	351,950
Gross profit	38,756	67,384	106,140
Earnings from operations	9,522	9,509	19,030
Net interest income (expense)	(2,758)	484	(2,274)
Loss resulting from early extinguishment of debt	-	-	-
Accretion of interest convertible	(1,111)	-	(1,111)
Revaluation conversion option	-	-	-
Foreign currency exchange gains	6,504	(1,276)	5,227
Income tax income (expense)	(3,548)	4,338	790
Net earnings	8,609	13,054	21,663

Net earnings allocated to:
Shareholders of the parent			15,445
Minority interest			6,218

Capital expenditures and purchase of intangible assets	11,166	14,709	25,875
Depreciation and amortization	4,002	8,826	12,828
Impairment of fixed assets	-	8,038	8,038

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

DISCLOSURE ABOUT SEGMENTS AND RELATED INFORMATION (2/2)

(Euro thousands, except headcount)			Full year 2010
	Front-end	Back-end	Total
	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	293,356	929,544	1,222,900
Gross profit	114,624	434,954	549,578
Earnings from operations	15,954	312,686	328,640
Net interest income (expense)	(15,062)	605	(14,457)
Loss resulting from early extinguishment of debt	(3,609)	-	(3,609)
Accretion of interest convertible	(6,010)	-	(6,010)
Revaluation conversion option	(19,037)	-	(19,037)
Foreign currency exchange gains (losses)	(1,809)	1,744	(65)
Income tax expense	(6,106)	(36,833)	(42,939)
Net earnings (loss)	(35,679)	278,202	242,523

Net earnings allocated to:
Shareholders of the parent			110,639
Minority interest			131,884

Capital expenditures and purchase of intangible assets	17,696	85,901	103,598
Depreciation and amortization	13,745	22,097	35,842

Cash and cash equivalents	142,420	197,874	340,294
Capitalized goodwill	11,193	39,622	50,815
Other intangible assets	6,089	715	6,804
Other identifiable assets	281,076	535,129	816,204
Total assets	440,777	773,340	1,214,117
Total debt	215,681	-	215,681
Headcount in full-time equivalents (1)	1,450	15,249	16,699

			Full year 2011
	(unaudited)	(unaudited)	(unaudited)

Net sales to unaffiliated customers	456,065	1,178,270	1,634,334
Gross profit	172,318	409,837	582,155
Earnings from operations	62,581	303,433	366,014
Net interest income (expense)	(12,166)	1,571	(10,595)
Loss resulting of early extinguishment of debt	(824)	-	(824)
Accretion of interest convertible	(4,401)	-	(4,401)
Revaluation conversion option	(4,378)	-	(4,378)
Foreign currency exchange gains (losses)	8,296	(1,256)	7,040
Income tax expense	(4,581)	(32,110)	(36,692)
Net earnings	44,527	271,637	316,164

Net earnings allocated to:
Shareholders of the parent			186,770
Minority interest			129,394

Capital expenditures and purchase of intangible assets	22,510	73,759	96,269
Depreciation and amortization	14,335	32,638	46,973
Impairment of fixed assets	-	8,038	8,038

Cash and cash equivalents	228,114	182,136	410,250
Capitalized goodwill	11,193	40,939	52,131
Other intangible assets	9,643	5,133	14,776
Other identifiable assets	336,090	768,973	1,105,064
Total assets	585,040	997,181	1,582,221
Total debt	162,464	32,946	195,410
Headcount in full-time equivalents (1)	1,631	14,563	16,194

(1)	Headcount includes those employees with a fixed contract, and is exclusive of temporary workers.

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

ASM INTERNATIONAL N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Basis of Presentation

ASM International N.V, (“ASMI”) follows accounting principles generally accepted in the United States of America (“US GAAP”).

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of ASMI and its subsidiaries, where ASMI holds a controlling interest. The non-controlling interest of third parties is disclosed separately in the Consolidated Financial Statements. All intercompany profits, transactions and balances have been eliminated in consolidation.

Change in accounting policies

No significant changes in accounting policies incurred during the fourth quarter of 2011.

ASM INTERNATIONAL N.V.

RECONCILIATION US GAAP—IFRS

Accounting principles under IFRS

ASMI’s primary consolidated financial statements are and will continue to be prepared in accordance with US GAAP. However, ASMI is required under Dutch law to report its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”). As a result of the differences between IFRS and US GAAP that are applicable to ASMI, the Consolidated Statement of Operations and Consolidated Balance Sheet reported in accordance with IFRS differ from those reported in accordance with US GAAP. The major differences relate to development costs, goodwill, inventory obsolescence reserve, pension plans and preferred shares.

The reconciliation between IFRS and US GAAP is as follows:

(EUR thousands, except per share data)	Three months ended December 31,			Full year
	Net earnings			Net earnings
	2010	2011	2010	2011
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
US GAAP	63,155	21,662	242,523	316,164
Adjustments for IFRS:
Reversal inventory write downs	(16)	(153)	3,608	(1,639)
Development expenses	1,874	3,400	4,439	10,108
Debt issuance fees	125	105	157	(55)
Total adjustments	1,983	3,352	8,204	8,414

IFRS	65,138	25,014	250,727	324,578

IFRS allocation of net earnings:
Shareholders	26,639	18,796	118,843	195,184
Minority interest	38,499	6,218	131,884	129,394

Net earnings per share, allocated to the shareholders of the parent;
Basic	0.50	0.34	2.27	3.54
Diluted	0.50	0.33	2.25	3.27

(EUR thousands)	Total Equity	Total Equity
	December 31,	December 31,
	2010	2011
	(unaudited)	(unaudited)
US GAAP	647,227	957,714
Adjustments for IFRS:	-
Goodwill	(10,333)	(10,647)
Debt issuance fees	(1,126)	(1,181)
Reversal inventory write downs	3,280	1,626
Development expenses	34,032	44,941
Pension plans	565	(179)
Total adjustments	26,418	34,560

IFRS	673,645	992,274

Amounts are rounded to the nearest thousand euro; therefore amounts may not equal (sub) totals due to rounding.